Exhibit 99.13

[Z Capital Partners Letterhead]

January 10, 2014

The Board of Directors of Affinity Gaming

c/o Marc H. Rubinstein, Esq.

Affinity Gaming

3755 Breakthrough Way, Suite 300

Las Vegas, NV 89135

Dear Sirs:

As Affinity Gaming’s (the “Company”) largest shareholder with over 33% of the outstanding shares, we are formally requesting access to the Company’s books and records for review by Z Capital Partners L.L.C. and its authorized representatives pursuant to Section 1.4 of the Amended and Restated Bylaws dated March 28, 2013.  We would like schedule our visit for the week of January 27, 2014, during which time we would also like to speak with management.

Additionally, we request that a special shareholders meeting be scheduled for the week of February 10, 2014 to discuss 2013 financial performance, actions taken by the Board and management to remedy the Company’s negative performance trends, value enhancement opportunity’s under consideration by the Board including potential uses for the Company’s excess cash, and the announced security breach of the Company’s technology infrastructure.

Sincerely,

/s/ James J. Zenni, Jr.
James J. Zenni, Jr. of
Z Capital Partners, L.L.C.